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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                             ------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                             ------------------------

  /X/ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b) (2)

                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. NATIONAL BANKING ASSOCIATION                         41-1592157
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                      55479
(Address of principal executive offices)                    (Zip code)

                       Stanley S. Stroup, General Counsel
                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota  55479
                                 (612) 667-1234
                               (Agent for Service)
                             ------------------------

                   ARCADIA AUTOMOBILE RECEIVABLES TRUST 1998-A
               (Exact name of obligor as specified in its charter)

MINNESOTA                                              41-1664848
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)

ARCADIA FINANCIAL CENTER
7825 WASHINGTON AVENUE SOUTH
MINNEAPOLIS, MN                                        55439-2435
(Address of principal executive offices)               (Zip code)

              5.628% Class A-1 Automobile Receivables-Backed Notes 5.737% Class A-2 Automobile Receivables-Backed Notes 5.900% Class A-3 Automobile Receivables-Backed Notes 6.000% Class A-4 Automobile Receivables-Backed Notes 6.060% Class A-5 Automobile Receivables-Backed Notes

                       (Title of the Indenture Securities)
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Item 1. GENERAL INFORMATION.  Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                     Comptroller of the Currency
                     Treasury Department
                     Washington, D.C.

                     Federal Deposit Insurance Corporation
                     Washington, D.C.

                     The Board of Governors of the Federal Reserve System Washington, D.C.

               (b) Whether it is authorized to exercise corporate trust powers.

                     The trustee is authorized to exercise corporate trust powers.

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

               None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 pursuant to general Instructions B, because the obligor isnot in default as provided under Item 13.

Item 15. FOREIGN TRUSTEE.     Not applicable.

Item 16. LIST OF EXHIBITS.    List below all exhibits filed as a part of this
                              Statement of Eligibility.

          Exhibit 1.     a.   A copy of the Articles of Association of
                              the trustee now in effect.*

          Exhibit 2.     a.   A copy of the certificate of authority
                              of the trustee to commence business
                              issued June 28, 1872, by the Comptroller of the Currency to The Northwestern
                              National Bank of Minneapolis.*

                         b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                         c.   A copy of the certificate of the Acting
                              Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

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                         d.   A copy of the letter dated May 12, 1983 from
                              the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                         e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

          Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

          Exhibit 4.     Copy of By-laws of the trustee as now in effect.*

          Exhibit 5.     Not applicable.

          Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

          Exhibit 7. Consolidated Reports of Condition and Income of the trustee as of December 31, 1997. **

          Exhibit 8.     Not applicable.

          Exhibit 9.     Not applicable.
















     * Incorporated by reference to the corresponding numbered exhibits to the Form T-1 filed as Exhibit 25 to the registration statement number 333-25301.

     **   Filed in paper format under cover of Form SE.

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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 12th day of March, 1998.






                         NORWEST BANK MINNESOTA,
                         NATIONAL ASSOCIATION


                         /s/ John C. Weidner
                         -----------------------
                         John C. Weidner
                         Corporate Trust Officer